Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of outcome of Board constituted Committee Meeting held on June 14, 2021, to consider offering for subscription Non-Convertible Debentures aggregating upto ₹500 Crores on a private placement basis

June 14, 2021, Mumbai: In furtherance to our letter dated June 9, 2021 and pursuant to the provisions of Regulation 30 (2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Regulations”) read together with Para A of Part A of Schedule III of the Regulations, we hereby inform that a meeting of the duly authorised Committee was held today from 10:00 a.m. to 10:10 a.m. approving offering for subscription, on a private placement basis, upto 5,000 Rated, Listed, Unsecured, Redeemable, Non-Convertible Debentures (“NCDs”) E30-A Series of face value ₹10,00,000/- each, at par, aggregating upto ₹500 crores.

As required under the said Regulations, given below are the relevant details of the said issuance:

Debenture Series	Offer Size	Face Value of Security	Interest Payable	Tenor	Redemption	Debt Listing
E30A	₹500 crores	₹10,00,000	Annual and on Redemption	Deemed date of allotment – June 16, 2021 Period of Maturity - 1808 days	May 29, 2026	BSE Limited and National Stock Exchange of India Limited

i.

Credit Rating - Credit Rating Information Services of India Limited (CRISIL) has assigned "CRISIL AA-" (Double A minus rating with Stable outlook) rating vide its letters dated March 15, 2021 and June 2, 2021;

ii.	Charge/security, if any, created over the assets – Nil, the NCDs are unsecured;
iii.	Special right/interest/privileges attached to the instrument and changes thereof - Nil;
iv.	Delay in payment of interest / principal amount for a period of more than three months from the due date or default in payment of interest / principal – Nil;
v.

Details of any letter or comments regarding payment/non-payment of interest, principal on due dates, or any other matter concerning the security and /or the assets along with its comments thereon, if any – Not applicable;

This is for the information of the Exchanges and of the Debenture holders.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 10 associate companies, 3 joint ventures and 2 joint operations as on March 31, 2020.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.